

07003721

ATES
NGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Wien 212-400-4048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaplan, Paul M.
(Name – *if individual, state last, first, middle name*)

570 W. Mt. Pleasant Avenue	Livingston,	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Market Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Westchester

Signature

President and CEO

Title



JOSEPH TORRES
MY COMMISSION EXPIRES
JULY
6
2008
DUTCHESS COUNTY, NY
NOTARY PUBLIC

Notary Public 2/23/7

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independendent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-MARKET SECURITIES, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65905

YEAR ENDED DECEMBER 31, 2006

AND

INDEPENDENT AUDITORS' REPORT



PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

To the Members
Mid-Market Securities
New York, NY

I have audited the accompanying statement of financial condition of Mid-Market Securities, LLC as of December 31, 2006, and the related statements of income, changes in the member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Market Securities, LLC as of December 31, 2006 and the results of operations and cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Paul M. Kaplan
Certified Public Accountant
Livingston, NJ
February 23, 2007

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

MID-MARKET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	44,326
Other assets		5,814
	$	50,140

LIABILITY AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	3,142
Member's Equity	$	46,998
	$	50,140

See notes to financial statements.

MID-MARKET SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Consulting Income	$	761,133
Interest Income		91
	$	761,224
EXPENSES		
Compensation	$	653,902
Regulatory fees		3.858
Other operating expenses		76,734
		734,494
NET INCOME	$	26,730

See notes to financial statements

MID-MARKET SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

BALANCE, January 1, 2006	$	20,268
Net Income		26,730
BALANCE, December 31, 2006	$	46,998

See notes to financial statements

MID-MARKET SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATIONG ACTIVITIES	
Net income	$ 26,730
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts payable	3,016
Net cash provided by operating activities	$ 29,746
CASH FLOWS (USED) BY INVESTING ACTIVITIES:	
Security deposit	(4,314)
Net cash (used) in investing activities	(4,314)
NET INCREASE IN CASH:	25,432
CASH - beginning of the year	18,894
CASH - end of the year	$ 44,326
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during year for interest	$ -0-

See notes to financial statements

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS:
MID-MARKET SECURITIES, LLC, the Company organized in 2003 is a broker dealer registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company operates in New York. The Company has an infinite life.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:
The Company is organized as a limited liability company ("LLC") whereby the member accounts for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision of Federal and state income taxes.

MEMBER EQUITY
In accordance wit the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

NOTE 2: OTHER ASSET

Other asset consist of the following	
Security deposit	$ 5,814

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 3: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1(a)(2)(vi) of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined under such provision. At December 31, 2006 the Company had net capital of $41,184 which exceeded the requirement by $36,184. The ratio of aggregate indebtedness to net capital was 0 to 1.

SCHEDULE 1
MID-MARKET SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 46,998
Total capital	46,998
Deductions and/or charges	
Non-allowable assets	5,814
NET CAPITAL	$ 41,184
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other Liabilities included in aggregate indebtedness	$ 3,142
AGGREGATE INDEBTEDNESS	$ 3,142
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater than 6 2/3% of aggregate indebtedness or minimal net capital requirement)	$ 5,000
EXCESS NET CAPTIAL	$ 36,184
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 40,870
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 0.08 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 41,184
Net capital, as included in this report	$ 41,184

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006



PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Mid-Market Securities, LLC

In planning and performing my audit of the financial statements of Mid-Market Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve
Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688



PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Livingston, New Jersey
February 23 , 2007

END

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688